Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-223127

Relating to the

Preliminary Prospectus Supplements

Dated May 6, 2020

(To Prospectus Dated February 21, 2018)

PRICING TERM SHEET

May 7, 2020

Spirit Airlines, Inc.

Offerings of

17,500,000 Shares of Common Stock

and

$175,000,000 Aggregate Principal Amount of

4.75% Convertible Senior Notes due 2025

The information in this pricing term sheet supplements Spirit Airlines, Inc.’s preliminary prospectus supplement, dated May 6, 2020 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and Spirit Airlines, Inc.’s preliminary prospectus supplement, dated May 6, 2020 (the “Convertible Note Preliminary Prospectus Supplement,” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), relating to an offering of convertible senior notes due 2025 (the “Convertible Note Offering”), and the accompanying prospectus, dated February 21, 2018, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in that Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Spirit Airlines, Inc.

Common Stock Offering

Issuer	Spirit Airlines, Inc.

Securities Offered	17,500,000 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 20,125,000) shares of voting common stock, $0.0001 par value per share, of Spirit Airlines, Inc. (the “Common Stock”).

Ticker / Exchange for Common Stock	SAVE / New York Stock Exchange (“NYSE”).

Last Reported Sale Price per Share of Common Stock on NYSE on May 7, 2020	$10.51.

Public Offering Price per Share of Common Stock	$10.00.

Underwriting Discount	$0.425 per share of Common Stock, and $7,437,500 in the aggregate (or $8,553,125 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock).

Trade Date	May 8, 2020.

Settlement Date	May 12, 2020 (T+2).

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $166.9 million (or approximately $192.0 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional Common Stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Common Stock Offering and the Convertible Note Offering for general corporate purposes.

Book-Running Managers	Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Barclays Capital Inc.

Deutsche Bank Securities Inc.

CUSIP / ISIN Numbers for the Common Stock	848577102 / US8485771021.

Convertible Note Offering

Issuer	Spirit Airlines, Inc.

Ticker / Exchange for Common Stock	SAVE / New York Stock Exchange (“NYSE”).

Trade Date	May 8, 2020.

Settlement Date	May 12, 2020 (T+2).

Notes	4.75% convertible senior notes due 2025 (the “Notes”).

Principal Amount	$175,000,000 (or, if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes, $201,250,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	3.25% of the principal amount of the Notes, and $5,687,500 in the aggregate (or $6,540,625 in the aggregate, if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes).

Maturity	May 15, 2025, unless earlier repurchased or converted.

Stated Interest Rate	4.75% per annum, accruing from, and including, the Settlement Date.

Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2020.

Record Dates	May 1 and November 1.

Last Reported Sale Price per Share of Common Stock on NYSE on May 7, 2020	$10.51.

Conversion Premium	Approximately 27.5% above the Public Offering Price per Share of Common Stock in the Common Stock Offering.

Initial Conversion Price	Approximately $12.75 per share of Common Stock.

Initial Conversion Rate	78.4314 shares of Common Stock per $1,000 principal amount of Notes.

Use of Proceeds	We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $168.7 million (or approximately $194.1 million if the underwriters of the Convertible Note Offering fully exercise their option to purchase additional Notes), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Convertible Note Offering and the Common Stock Offering for general corporate purposes.

Book-Running Managers	Citigroup Global Markets Inc.
Barclays Capital Inc.

Morgan Stanley & Co. LLC

Deutsche Bank Securities Inc.

CUSIP / ISIN Numbers	848577 AA0 / US848577AA03.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the effective date and the stock price of such make-whole fundamental change:

	Stock Price
Effective Date	$10.00	$11.00	$12.75	$18.00	$30.00	$50.00	$75.00	$100.00	$150.00	$215.00
May 12, 2020	21.5686	18.6955	15.0957	9.5361	5.1783	2.7820	1.5753	0.9628	0.3458	0.0000
May 15, 2021	21.5686	17.3991	13.6125	8.1850	4.3643	2.3482	1.3367	0.8236	0.3041	0.0000
May 15, 2022	21.5686	15.9700	11.8729	6.5933	3.4413	1.8558	1.0612	0.6591	0.2523	0.0000
May 15, 2023	21.5686	14.4482	9.7906	4.7122	2.4110	1.3044	0.7488	0.4684	0.1857	0.0000
May 15, 2024	21.5686	12.8500	7.0416	2.4711	1.2703	0.6894	0.3973	0.2504	0.1028	0.0000
May 15, 2025	21.5686	12.4773	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $215.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $10.00 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 100.0000 shares of Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (800) 831-9146, or by email at batprospectusdept@citi.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by telephone at (888) 603-5847, or by email at barclaysprospectus@broadridge.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; or Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Prospectus Group, or by telephone at (800) 503-4611, or by email at prospectus.cpdg@db.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Note Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.